Exhibit 99.2

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Adam Coulson, Ph.D., P. Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am currently employed as a Senior Associate Rock Mechanics Engineer in the consulting firm AMEC Earth & Infrastructure, a division of AMEC Americas Ltd.:

160 Traders Blvd. E.,

Suite 110

Mississauga, Ontario L4Z 3K7 Canada

2)	I graduated with a B.Eng, from Camborne School of Mines, UK in 1990; obtained a MSc. (Eng) from Queens University, Canada in 1996; and a Ph.D. from the University of Toronto, Canada in 2009;

3)	I am a member in good standing of the Professional Engineers of Ontario (Member No. 100049242) and of the Canadian Institute of Mining, Metallurgy, and Petroleum (Member No. 146473). I have practiced my profession continuously since my graduation. I have been employed in mining operations, consulting engineering and rock mechanics research for over 22 years;

4)	I visited the Rainy River Project site on September 25 to 27, 2013;

5)	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 16.2.1.1 and 16.3.6 and contributed to Sections 1, 25 and 26 of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re-addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Mississauga, Ontario	Adam Coulson [“signed and sealed”]
February 14, 2014	Adam Coulson, Ph.D., P.Eng.
Rock Engineering Group Manager
Senior Associate Rock Mechanics Engineer (AMEC)

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